SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 7, 2002


                      Distribution and Service D&S, Inc.
                      ----------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
           --------------------------------------------------------
                                   Quilicura
                           -----------------------
                                   Santiago
                         ---------------------------
                                     Chile
                          --------------------------
                   (Address of principal executive offices)


                            Form 20-F X    Form 40-F



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes     No X

               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K
                               TABLE OF CONTENTS

(1) A free English translation from Spanish of a press release announcing an Extraordinary Meeting of the Company's Shareholders scheduled for May 23, 2002;

(2) A free English translation from Spanish of a letter to shareholders concerning such meeting and a description of such meeting's agenda; and

(3) A free English translation from Spanish of a letter to the Chilean Superintendencia de Valores y Seguros, dated May 6, 2002, concerning such meeting and a description of such meeting's agenda.

                                 [LETTERHEAD]
                                      D&S

               Almac                 Ekono                LIDER
       La Entendemos, Mama                        Siempre los precios mas bajos



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                       DISTRIBUCION Y SERVICIO D&S S.A.

                           Publicly held corporation

                       Securities Register No. 0593

                     EXTRAORDINARY MEETING OF SHAREHOLDERS

As agreed by the Board of Directors we hereby summon an Extraordinary Meeting of Shareholders of Distribucion y Servicio D&S S.A., to be held on May 23, 2002, at 11:00 a.m., at the Company headquarters on Avenida Eduardo Frei Montalva No. 8301, Quilicura, Santiago, in order to deal with the following matters:

1. Increase the company capital so as to issue stock in such amount to be determined by the summoned Extraordinary Meeting of Shareholders up to a maximum Chilean pesos equivalent amount of 250 million US dollars.

2. Adopt any additional agreement and modifications to the Company by-laws as may be required for the accomplishment of the aforesaid purpose.


              ATTENDANCE AT THE EXTRAORDINARY MEETING AND PROXIES

All shareholders registered in the Company Shareholders Register as of May 15, 2002, are entitled to participate in the Extraordinary Shareholders Meeting summoned by the present notice. Qualification of proxies, if required, will be done the same day of the meeting, at the place where the meeting is held, at the aforementioned time for the opening of the meeting.




                                                  THE CHAIRMAN



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            Av. Presidente Eduardo Frei Montalva # 8301 - Quilicura
              Telefono: (56-2) 200 5000 - Fax: (56-2) 200 5100
              Internet: http://www.dys.cl - E-mail: info@dys.cl

                                 [LETTERHEAD]
                                      D&S

               Almac                 Ekono                   LIDER
       La Entendemos, Mama                         Siempre los precios mas bajos


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                                                        Santiago, May 6, 2002.


Ref.: Summons to Extraordinary Meeting of Shareholders of Distribucion y
      Servicio D&S S.A.

Dear shareholders:

In accordance with dispositions contained in second clause of Article 59 of Law 18.046 governing public corporations, we hereby summon you to participate in an Extraordinary Meeting of Shareholders of Distribucion y Servicio D&S S.A., a publicly held corporation, registered in the Securities Registry under No. 0593, of which you own shares, which will be held, as per the first summoning notice, on May 23, 2002, at 11:00 a.m., at the corporate offices of Distribucion y Servicio D&S S.A., located on Avenida Presidente Eduardo Frei Montalva No. 8301, Quilicura, Santiago, as indicated below:

                     EXTRAORDINARY MEETING OF SHAREHOLDERS

As agreed by the Board of Directors we hereby summon an Extraordinary Meeting of Shareholders of Distribucion y Servicio D&S S.A., to be held on May 23, 2002, at 11:00 a.m., at the Company headquarters on Avenida Eduardo Frei Montalva No. 8301, Quilicura, Santiago, in order to deal with the following matters:

1. Increase the company capital so as to issue stock in such amount to be determined by the summoned Extraordinary Meeting of Shareholders up to a maximum Chilean pesos equivalent amount of 250 million US dollars.

2. Adopt any additional agreement and modifications to the Company by-laws as may be required for the accomplishment of the aforesaid purpose.


              ATTENDANCE AT THE EXTRAORDINARY MEETING AND PROXIES

All shareholders registered in the Company Shareholders Register as of May 15, 2002, are entitled to participate in the Extraordinary Shareholders Meeting summoned by the present notice. Qualification of proxies, if required, will be done the same day of the meeting, at the place where the meeting is held, at the aforementioned time for the opening of the meeting.



                                                 THE CHAIRMAN


-------------------------------------------------------------------------------
            Av. Presidente Eduardo Frei Montalva # 8301 - Quilicura
               Telefono: (56-2) 200 5000 - Fax: (56-2) 200 5100
               Internet: http://www.dys.cl - E-mail: info@dys.cl

                                  [LETTERHEAD]
                                      D&S

               Almac                 Ekono                LIDER
       La Entendemos, Mama                        Siempre los precios mas bajos


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Securities Register No. 593


                                                        Santiago, May 6, 2002.

Mr. Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance
SANTIAGO-CHILE

Dear Sir:

In accordance with dispositions contained in General Regulation No. 30,
Section II, number 2.3, letter H of such Superintendency; and with dispositions of article 63, first clause of Law 18,046 ruling public corporations, we hereby submit to such Superintendency the following information:

As agreed by the Board of Directors of Distribucion y Servicio D&S S.A. (also referred to as the "Company" from now on) we are summoning an Extraordinary Meeting of Shareholders of the Company, to be held on May 23, 2002, at 11:00 a.m., at the Company's headquarters on Avenida Eduardo Frei Montalva No. 8301, Quilicura, Santiago, in order to resolve the following matters:

1. Eventually increase the company capital so as to issue shares of common stock in such amount to be determined by the summoned Extraordinary Meeting of Shareholders up to a maximum Chilean pesos equivalent amount of 250 million dollars of the United States of America.

2. Adopt any additional agreement and modifications to the Company's by-laws as may be required for the accomplishment of the aforesaid purpose.


Sincerely,



                      ----------------------------------
                                Ricardo Mendoza
                             Legal Representative
                       Distribucion y Servicio D&S S.A.



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            Av. Presidente Eduardo Frei Montalva # 8301 - Quilicura
               Telefono: (56-2) 200 5000 - Fax: (56-2) 200 5100
               Internet: http://www.dys.cl - E-mail: info@dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.





                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 DISTRIBUCION Y SERVICIO D&S S.A.



                                 By: /s/ Miguel Nunez
                                     -----------------------
                                     Chief Financial Officer





Dated:  May 7, 2002